Ecopetrol informs on decision by Colombia’s General Prosecutor’s Office

Bogota D.C., May 11, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby announces that, within the framework of an investigation conducted by Colombia’s General Prosecutor’s Office (Fiscalía General de la Nación) against Ecopetrol’s President, Ricardo Roa, such authority has formally charged Mr. Ricardo Roa with alleged violations of spending limits pertaining to the 2022 presidential campaign.

The hearing took place before the 35th Municipal Criminal Court with Guarantee Control Functions in Bogotá. Under Colombian law, the filing of charges is a formal act of communication through which Mr. Ricardo Roa is officially made a party to the criminal proceeding. Through this act, he is informed of the facts under investigation, the applicable legal consequences, and is afforded the right to mount a defense. This procedure does not constitute a conviction or a final ruling on the merits of the case, nor does it affect the presumption of innocence to which Mr. Roa is entitled. Mr. Roa has not accepted the charges brought by the General Prosecutor’s Office.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co